Exhibit 3.5

Amended and Restated

Management’s Discussion and Analysis

For the fiscal year ended November 30, 2016

General

This amended and restated Management’s Discussion and Analysis of the financial position and results of operations (“MD&A”) of MTY Food Group Inc. (“MTY”) is supplementary information and should be read in conjunction with the Company’s amended and restated consolidated financial statements and accompanying notes for the fiscal year ended November 30, 2016.

In the amended and restated MD&A, MTY Food Group Inc., MTY, or the Company, designates, as the case may be, MTY Food Group Inc. and its Subsidiaries, or MTY Food Group Inc., or one of its subsidiaries.

The disclosures and values in this amended and restated MD&A were prepared in accordance with International Financial Reporting Standards (IFRS) and with current issued and adopted interpretations applied to fiscal years beginning on or after December 1, 2015.

This MD&A was amended and restated as of December 8, 2017. Supplementary information about MTY, including its latest annual and quarterly reports, and press releases, is available on SEDAR’s website at www.sedar.com.

Forward looking statements and use of estimates

This MD&A and, in particular, but without limitation, the sections of this amended and restated MD&A entitled Outlook, Same-Store Sales, Contingent Liabilities and Subsequent Event, contain forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to certain aspects of the business outlook of the Company during the course of 2016. Forward-looking statements also include any other statements that do not refer to independently verifiable historical facts. A statement made is forward-looking when it uses what is known and expected today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws.

Unless otherwise indicated, forward-looking statements in this amended and restated MD&A describe the Company’s expectations at December 8, 2017 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, the Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from the expectations expressed in or implied by such forward-looking statements and that the business outlook, objectives, plans and strategic priorities may not be achieved. As a result, the Company cannot guarantee that any forward-looking statement will materialize and readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are provided in this amended and restated MD&A for the purpose of giving information about management’s current strategic priorities, expectations and plans and allowing investors and others to get a better understanding of the business outlook and operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Forward-looking statements made in this amended and restated MD&A are based on a number of assumptions that are believed to be reasonable on December 8, 2017. Refer, in particular, to the section of this amended and restated MD&A entitled Risks and Uncertainties for a description of certain key economic, market and operational assumptions the Company has used in making forward-looking statements contained in this amended and restated MD&A. If the assumptions turn out to be inaccurate, the actual results could be materially different from what is expected.

In preparing the amended and restated consolidated financial statements in accordance with IFRS and the amended and restated MD&A, management must exercise judgment when applying accounting policies and use assumptions and estimates that have an impact on the amounts of assets, liabilities, sales and expenses reported and on contingent liabilities and contingent assets information provided.

Unless otherwise indicated in this amended and restated MD&A, the strategic priorities, business outlooks and assumptions described in the previous MD&A remain substantially unchanged.

Important risk factors that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements and other forward-looking statements included in this amended and restated MD&A include, but are not limited to: the intensity of competitive activity, and the resulting impact on the ability to attract customers’ disposable income; the Company’s ability to secure advantageous locations and renew existing leases at sustainable rates; the arrival of foreign concepts, the ability to attract new franchisees; changes in customer tastes, demographic trends and in the attractiveness of concepts, traffic patterns, occupancy cost and occupancy level of malls and office towers; general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, the products; the ability to implement strategies and plans in order to produce the expected benefits; events affecting the ability of third-party suppliers to provide essential products and services; labour availability and cost; stock market volatility; volatility in foreign exchange rates or borrowing rates; foodborne illness; operational constraints and the event of the occurrence of epidemics, pandemics and other health risks.

These and other risk factors that could cause actual results or events to differ materially from the expectations expressed in or implied by these forward-looking statements are discussed in this amended and restated MD&A.

Readers are cautioned that the risks described above are not the only ones that could impact the Company. Additional risks and uncertainties not currently known or that are currently deemed to be immaterial may also have a material adverse effect on the business, financial condition or results of operations.

Except as otherwise indicated by the Company, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after December 8,

2017. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. The Company therefore cannot describe the expected impact in a meaningful way or in the same way that present known risks affecting our business.

Compliance with International Financial Reporting Standards

Unless otherwise indicated, the financial information presented below, including tabular amounts, is expressed in Canadian dollars and prepared in accordance with International Financial Reporting Standards (“IFRS”). MTY uses earnings before interest, taxes, depreciation and amortization (“EBITDA”), because this measure enables management to assess the Company’s operational performance.

The Company also discloses same-store sales growth, which are defined as comparative sales generated by stores that have been open for at least thirteen months or that have been acquired more than thirteen months ago. Similarly, the Company uses system sales to evaluate the size and performance of MTY’s network, as well as to indicate its income-generation potential.

These measures are widely accepted financial indicators but are not a measurement determined in accordance with IFRS and may not be comparable to those presented by other companies. These non-IFRS measures are intended to provide additional information about the performance of MTY, and should not be considered in isolation or as a substitute for measure of performance prepared in accordance with IFRS.

The Company uses these measures to evaluate the performance of the business as they reflect its ongoing operations. Management believes that certain investors and analysts use EBITDA to measure a company’s ability to meet payment obligations or as a common measurement to value companies in the industry. Similarly, same-store sales growth and system sales provide additional information to investors about the performance of the network that is not available under IFRS. Both measures are components in the determination of short-term incentive compensation for some employees.

Restatement

On November 22, 2017, the Company announced it would amend and restate its audited consolidated financial statements following management’s discovery of an error with respect to the revenues and expenses recorded for the period ending November 30, 2016 related to the Kahala gift cards, that resulted from the Kahala Brands acquisition, which closed in July 2016.

Management of the Company determined that the methodology used to account for the liability related to the Kahala gift cards at the time of the acquisition of Kahala Brands Ltd. was inappropriate, resulting in further inaccuracies in the determination of the revenues and expenses associated to those gift cards.

The Company assessed that the carrying value of the assumed gift card liability approximated its fair value based on historical redemption patterns and continued to recognize breakage revenue when it was estimated that likelihood of gift cards being redeemed was remote. The assumed gift card liability should have incorporated estimated future breakage, thus no breakage revenue should have been recorded on the assumed gift cards after the acquisition unless there were changes in expected redemption patterns. Although the carrying value of the gift card liability used in the purchase price allocation was not materially different than its fair value and does not require to be restated, breakage revenue recorded for those gift cards and the related expenses need to be restated.

The following table reflects the changes to the Company’s amended and restated consolidated statement of income and comprehensive income:

	As previously
	reported			As restated
(in thousands of dollars)	November 30, 2016	Restatement		November 30, 2016
Revenue	196,382	(5,107	)(i)	191,275
Operating Expenses	125,650	(216	)(ii)	125,434
Income before taxes	73,577	(4,891)		68,686
Deferred Income tax	1,806	(1,917	)(iii)	(111)
Net Income	57,841	(2,974)		54,867
Comprehensive
Income	60,567	(2,974)		57,593
Basic and diluted EPS	2.88	—		2.73

(i)	To adjust breakage revenue recorded following the acquisition of Kahala Brands Ltd.
(ii)	To adjust deferred expenses related to gift cards recorded following the acquisition of Kahala Brands Ltd.
(iii)	To tax effect the adjustments made to net income before taxes.

In the amended and restated statement of financial position, the restatement resulted in a decrease in retained earnings of $3.0 million which was offset by an increase in gift card provision of $4.9 million and decrease of deferred income tax liabilities of $1.9 million, as at November 30, 2016.

Highlights of significant events during the fiscal year

On October 5, 2016, the Company announced that it had completed the acquisition of BF Acquisition Holdings, LLC (BFAH), for a purchase price of approximately $35.4 million. At closing, BFAH operated 183 stores in the United States. The purpose of the transaction was to further solidify the Company’s presence in the United States.

On September 30, 2016, the Company acquired the interest of the non-controlling shareholders of one of its subsidiaries (9410198 Canada Inc., doing business as Big Smoke Burger) for $1.2 million. Following this transaction, the Company has 100% ownership of this subsidiary.

On July 26, 2016, the Company announced that it had completed the acquisition of Kahala Brands Ltd. (Kahala) for a purchase price of $394.2 million, satisfied by the issuance of 2,253,930 shares of MTY and the payment of $212 million cash. At closing, Kahala franchised and operated approximately 2,879 stores worldwide, under 18 brands in 27 countries and generates approximately $950 million in annual system sales. The purpose of the transaction was to solidify MTY’s presence in the United States as this will become one of the main growth platforms for MTY’s already existing brands.

Core business

MTY franchises and operates quick-service restaurants under the following banners: Tiki-Ming, Sukiyaki, La Crémière, Au Vieux Duluth Express, Carrefour Oriental, Panini Pizza Pasta, Franx Supreme, Croissant Plus, Villa Madina, Cultures, Thaï Express, Vanellis, Kim Chi, “TCBY”, Yogen Früz, Sushi Shop, Koya Japan, Vie & Nam, Tandori, O’Burger, Tutti Frutti, Taco Time, Country Style, Buns Master, Valentine, Jugo Juice, Mr. Sub, Koryo Korean Barbeque, Mr. Souvlaki, Sushi Go, Mucho Burrito, Extreme Pita, PurBlendz, ThaïZone, Madisons New York Grill & Bar, Café Dépôt, Muffin Plus, Sushi-Man, Fabrika, Van Houtte, Manchu Wok, Wasabi Grill & Noodle, Tosto, Big Smoke Burger, Cold Stone Creamery, Blimpie, Surf City

Squeeze, The Great Steak & Potato Company, NrGize Lifestyle Café, Samurai Sam’s Teriyaki Grill, Frullati Café & Bakery, Rollerz, Johnnie`s New York Pizzeria, Ranch One, America’s Taco Shop, Cereality, Tasti D-Lite, Planet Smoothie, Maui Wowi, Pinkberry, Baja Fresh Mexican Grill and La Salsa Fresh Mexican Grill.

As at November 30, 2016, MTY had 5,681 locations in operation, of which 5,599 were franchised or under operator agreements and the remaining 82 locations were operated by MTY.

MTY’s locations can be found in: i) food courts and shopping malls; ii) street front; and, iii) non-traditional format within petroleum retailers, convenience stores, cinemas, amusement parks, in other venues or retailers shared sites, hospitals, universities, airports and food-truck carts. The non-traditional locations are typically smaller in size, require a lower investment and generate lower revenues than the locations found in shopping malls, food courts or street front locations. The street front locations are mostly made up of the Country Style, La Crémière, Sushi Shop, Taco Time, Tutti Frutti, Valentine, Mr. Sub, ThaïZone, Extreme Pita, Mucho Burrito, Madisons, Blimpie, Cold Stone Creamery and Baja Fresh Mexican Grill banners. La Crémière and “TCBY” operate primarily from April to September and the other banners operate year round.

MTY has developed several quick service restaurant concepts: Tiki-Ming (Chinese cuisine), was its first banner, followed by Sukiyaki (a Japanese delight), Franx Supreme (hot dog/hamburger), Panini Pizza Pasta, Chick’n’Chick, Caferama, Carrefour Oriental, Villa Madina, Kim Chi, Vie & Nam, Tandori, O’Burger and Tosto.

Other banners added through acquisitions include:

	Acquisition	%	# of franchised	# of corporate
Brand	year	ownership	locations	locations
Fontaine Santé/Veggirama	1999	100%	18	—
La Crémière	2001	100%	71	3
Croissant Plus	2002	100%	18	2
Cultures	2003	100%	24	—
Thaï Express	May 2004	100%	6	—
Mrs. Vanelli’s	June 2004	100%	103	—
TCBY – Canadian master franchise right	September 2005	100%	91	—
Yogen FrüzTM exclusive master franchise rights in Canada	April 2006	100%	152	—
Sushi Shop	September 2006	100%	42	5
Koya Japan	October 2006	100%	24	—
Sushi Shop – existing franchise locations	September 2007	100%	—	15
Tutti Frutti	September 2008	100%	29	—
Taco Time – Canadian master franchise rights	October 2008	100%	117	—
Country Style Food Services Holdings Inc.	May 2009	100%	475	5
Groupe Valentine inc.	September 2010	100%	86	9
Jugo Juice	August 2011	100%	134	2
Mr. Submarine	November 2011	100%	338	—
Koryo Korean BBQ	November 2011	100%	19	1
Mr. Souvlaki	September 2012	100%	14	—
SushiGo	June 2013	100%	3	2

	Acquisition	%		# of franchised	# of corporate
Brand	year	ownership		locations	locations
Extreme Pita, PurBlendz and Mucho Burrito (“Extreme Brandz”)	September 2013	100%		300 - 34 of which in the United States	5
ThaïZone	September 2013	80	% +	25 and 3 mobile restaurants	—
	March 2015	20%
Madisons	July 2014	90%		14	—
Café Dépôt, Muffin Plus, Sushi-Man and Fabrika	October 2014	100%		88	13
Van Houtte Café Bistros – perpetual franchising license	November 2014	100%		51	1
Manchu Wok, Wasabi Grill & Noodle and SenseAsian	December 2014	100%		115	17
Big Smoke Burger	September 2015	60	%+	13	4
	September 2016	40%
Kahala Brands Ltd - Cold Stone Creamery, Blimpie, Taco Time, Surf City Squeeze, The Great Steak & Potato Company, NrGize, Lifestyle Café, Samurai Sam’s Teriyaki Grill, Frullati Café & Bakery, Rollerz, Johnnie`s New York Pizzeria, Ranch One, America’s Taco Shop, Cereality, Tasti D-Lite, Planet Smoothie, Maui Wowi and Pinkberry	July 2016	100%		2,839	40
BF Acquisition Holdings, LLC – Baja Fresh Mexican Grill and La Salsa Fresh Mexican Grill	October 2016	100%		167	16

MTY also has an exclusive area development agreement with Restaurant Au Vieux Duluth to develop and sub-franchise Au Vieux Duluth Express quick-service restaurants in the Provinces of Ontario and Quebec.

Revenues from franchise locations are generated from royalty fees, franchise fees, sales of turn key projects, rent, sign rental, supplier contributions, gift card breakage and program fees and sales of other goods and services to franchisees. Revenues from corporate owned locations include sales generated from corporate owned locations. Operating expenses related to franchising include salaries, general and administrative costs associated with existing and new franchisees, expenses in the development of new markets, costs of setting up turn key projects, rent, supplies and equipment sold to franchisees. Corporate owned location expenses include the costs incurred to operate corporate owned locations.

MTY generates revenues from the food processing business discussed herein. The plant produces various products that range from ingredients and ready to eat food sold to restaurants or other food processing plants to prepared food sold in retail stores. The plant generates most of its revenues selling its products to distributors and retailers.

The Company also generates revenues from its distribution center located on the south shore of Montreal. The distribution center mainly serves the Valentine and Franx Supreme franchisees with a broad range of products required in the day-to-day operations of the restaurants.

Description of recent acquisitions

For acquisition that took place subsequent to November 30,2016, please refer to our subsequent event notes in note 34 of the amended and restated consolidated statements.

On October 5, 2016, the Company completed the acquisition of BF Acquisition Holdings, LLC (BFAH), for a purchase price of approximately $35.4 million. At closing, there were 183 stores in operation in the United States, 16 of which were corporately-owned.

On September 30, 2016, the Company acquired the interest of the non-controlling shareholders of one of its subsidiaries (9410198 Canada Inc., doing business as Big Smoke Burger) for $1.2 million. Following this transaction, the Company has 100% ownership of this subsidiary.

On July 26, 2016, the Company acquired all of the shares of Kahala Brands Ltd. for a total consideration of $394.2 million. Of this amount, $212 million was paid in cash. Financing for the acquisition was composed of the issuance of 2,253,930 shares, $33 million of MTY’s cash on hand and the remainder was paid by MTY’s new $325 million credit facility. As at closing, Kahala Brands Ltd. operated 18 brands in 27 countries and had 2,879 locations in operation. At August 31, 2017, the total purchase consideration was adjusted to $393.4 million in order to reflect a net decrease in consideration of $0.8 million due to the receipt of final working capital adjustments and an amendment to the repayment terms of the holdback payable. Please refer to note 7 of the amended and restated consolidate financial statements to see the impact of the adjustments on the November 30th 2016 amended and restated consolidated statement of financial position.

On September 18, 2015, the Company acquired 60% of the assets of Big Smoke Burger for a total consideration of $3 million. As at closing, there were 17 outlets in operations, 4 of which corporately-owned locations. Of the 17 stores, 8 are located in the United States or overseas.

On March 23, 2015, the Company acquired the interest of the non-controlling shareholders of one of its subsidiaries (9286-5591 Quebec Inc., doing business as ThaïZone) for $0.8 million. Following this transaction, the Company has a 100% ownership of this subsidiary.

On December 18, 2014, the Company announced that it had completed the acquisition of 100% of the assets of Manchu Wok, Wasabi Grill & Noodle and SenseAsian for a total consideration of $7.9 million. At the date of closing, there were 132 outlets in operations, including 17 corporately-owned restaurants. 51 of the restaurants are located in the United States.

Selected annual information

	Year ended	Year ended	Year ended
(in thousands of dollars)	November 30, 2016	November 30, 2015	November 30, 2014
	(as restated)		(as restated1)
Total assets	852,650	225,387	199,448
Total long-term liabilities	359,512	7,711	9,744
Operating revenue	191,275	145,203	115,177

EBITDA	65,841	50,682	42,659

Income before income taxes	68,686	35,903	34,308
Income before taxes, excluding impairment charges and reversals	68,686	43,996	36,664

Net income attributable to owners	54,421	26,015	25,204
Total comprehensive income attributable to owners	57,147	25,918	25,184

EPS basic	2.73	1.36	1.32
EPS diluted	2.73	1.36	1.32

Dividends paid on common stock	$9,314	$7,648	$6,501
Dividends per common share	$0.46	$0.40	$0.34

Weighted daily average number of common shares	19,908,827	19,120,567	19,120,567
Weighted average number of diluted common shares	19,908,827	19,120,567	19,120,567

1 In May 2015, the Company deemed the future sale of 7687567 Canada Inc. no longer probable in the near future and as such, reclassified the investment from a subsidiary held-for-sale to a consolidated subsidiary. Prior period amounts on the consolidated statements of income and of comprehensive income, and the statements of financial position have been restated for the change in classification.

Summary of quarterly financial information

	Quarters ended
in thousands of $	February	May	August	November	February	May	August	November
	2015	2015	2015	2015	2016	2016	2016	2016
								(as restated)
Revenue	$32,364	$38,355	$35,003	$39,481	$35,320	$35,362	$52,886	$67,707
EBITDA[2]	$10,423	$13,444	$13,340	$13,475	$12,106	$12,820	$17,953	$22,962
Net income attributable to owners	$6,219	$8,501	$8,176	$3,119	$7,927	$8,335	$16,519	$21,640
Total comprehensive income attributable to owners	$5,878	$8,548	$8,336	$3,156	$8,414	$8,266	$13,256	$27,211
Per share	$0.33	$0.44	$0.43	$0.16	$0.41	$0.44	0.82	1.06
Per diluted share	$0.33	$0.44	$0.43	$0.16	$0.41	$0.44	0.82	1.06

2. EBITDA (income before income taxes, interest, depreciation and amortization) is not an earnings measure recognized by IFRS and therefore may not be comparable to similar measures presented by other companies. EBITDA is defined as operating revenues less operating expenses. See reconciliation of EBITDA to Income before taxes on page 17.

Segment note disclosure

Prior to the third quarter of 2016, the Company had four operating segments, consisting of Franchise operations, Corporate store operations, Distribution operations and Food Processing operations. These reportable operating segments were established based on the differences in the types of products or services offered by each division. With the acquisition of Kahala Brands Ltd. and the expansion of MTY into the USA, it was determined that these operating segments no longer reflected how management monitored and evaluated the results. The Company concluded that based on information provided to senior management, that two primary geographical segments exist, that being Canada and USA/International. This conclusion was based on how the brands in each geographical area are managed by their respective Chief Operating Officers (COO) and how brand leaders report to each of their respective COO’s to account for the results of their operations. It was also determined that the Distribution operations no longer comprised a material segment to MTY. The results were absorbed into the Franchising operations as its revenues are closely tied to the success of this segment. The 2015 results were restated to reflect the change in these segments.

Results of operations for the fiscal year ended November 30, 2016

Revenue

During the 2016 fiscal year, the Company’s total revenue increased by 32% to reach $191.3 million. Revenues for the two segments of business are broken down as follows:

		November 30, 2016	November 30, 2015	Variation
Segment	Sub-division	($ million)	($ million)
		(as restated)
Canada	Franchise operation	107.3	104.0	3%
	Corporate stores	22.2	27.2	(18)%
	Food processing	13.1	8.8	49%
	Intercompany transactions	(3.1)	(2.2)	N/A
Total Canada		139.5	137.8	1%

USA &	Franchise operation	40.7	4.3	854%
International	Corporate stores	11.2	3.1	253%
	Intercompany transactions	(0.1)	—	N/A
Total USA/International		51.8	7.4	596%
Total operating revenues		191.3	145.2	32%

Canada revenue analysis:

As is shown in the table above, revenue from franchise locations in Canada progressed by 3%. Several factors contributed to the variation, as listed below:

$ million
Revenues, 2015 fiscal year	104.0
Increase in recurring revenue streams	0.7
Increase in initial franchise fees, renewal fees and transfer fees	1.5
Increase in turn key, sales of material to franchisees and rent revenues	1.3
Other non-material variations	(0.2)
Revenues, 2016 fiscal year	107.3

During the year, the Company benefitted from the acquisition of Big Smoke Burger which was realized in September 2015. This accounts for approximately one third of the total increase in revenues from franchise operations. The Company also benefitted from the sales of the new retail line of Madisons products and from an increase in initial franchise fees and renewal fees.

Revenue from corporate owned locations decreased by 18%, to $22.2 million during the year. The decrease is mainly due to the sale of some corporate stores during the second half of 2015 and the first half of 2016. At the end of the period, the company had 31 corporate stores in Canada, compared to 41 a year earlier.

Food processing revenues increased by 49% during the fiscal year, mainly due to the addition of new contracts during the second half of the 2015 fiscal year and to the increased demand for some of its products.

USA/International revenue analysis:

During the 2016 fiscal year, the Company benefitted from the impact of the acquisitions of Kahala Brands Ltd. and BF Acquisition Holdings, LLC, which account for most of the increase in all revenue streams.

Cost of sales and other operating expenses

During the 2016 fiscal year, operating expenses increased by 33% to $125.4 million, up from $94.5 million a year ago. Operating expenses for the two business segments were incurred as follows:

		November 30, 2016	November 30, 2015	Variation
Segment	Sub-division	($ million)	($ million)
		(as restated)
Canada	Franchise operation	54.5	56.6	(4)%
	Corporate stores	22.3	26.3	(15)%
	Food processing	12.0	9.0	34%
	Intercompany transactions	(2.1)	(2.2)	N/A
Total Canada		86.7	89.7	(3)%

USA &	Franchise operation	27.0	2.1	1206%
International	Corporate stores	12.8	2.7	373%
	Intercompany transactions	(1.1)	—	N/A
Total USA/International		38.7	4.8	713%

Total cost of sales and other operating expenses		125.4	94.5	33%

Canada cost of sales and other operating expenses analysis:

Expenses from franchise operations decreased by $2.1 million during the 2016 fiscal year compared to the same period last year. The decrease is mostly attributable to a decrease in rent expense and litigation, disputes and dark stores costs. This was partially offset by an increase in the cost of goods sold which varied in line with the associated revenues.

Expenses from the other segments fluctuated mostly as a function of factors explained in the revenue section above.

USA/International cost of sales and other operating expenses analysis:

During the 2016 fiscal year, the Company incurred additional operational costs associated with the acquisition of Kahala Brands Ltd. and BF Acquisition Holdings, LLC, which accounts for most of the variance in costs. Additionally, the Company incurred increased legal and consulting fees associated with the purchase of Kahala Brands Ltd. MTY incurred an additional $3.7 million in costs relating to the acquisition of Kahala Brand Ltd. Of this amount, $1.0 million was expensed and the balance was capitalized as part of the cost of financing.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

	Fiscal year ended November 30, 2016
		USA &
		International	Total
(In millions $)	Canada	(as restated)	(as restated)
Revenues	139.51	51.77	191.28
Expenses	86.65	38.78	125.43
EBITDA[1]	52.86	12.99	65.85
EBITDA as a % of Revenue	38%	25%	34%

	Fiscal year ended November 30, 2015
		USA &
(In millions $)	Canada	International	Total
Revenues	137.76	7.44	145.20
Expenses	89.75	4.77	94.52
EBITDA[1]	48.01	2.67	50.68
EBITDA as a % of Revenue	35%	36%	35%

1 EBITDA (income before income taxes, interest, depreciation and amortization) is not an earnings measure recognized by IFRS and therefore may not be comparable to similar measures presented by other companies. EBITDA is defined as operating revenues less operating expenses. See reconciliation of EBITDA to Income before taxes on page 13

Below is a summary of performance segmented by product/service:

	Fiscal year ended November 30, 2016
	Franchise			Intercompany	Total
(In millions $)	(as restated)	Corporate	Processing	transactions	(as restated)
Revenues	147.98	33.38	13.08	(3.16)	191.28
Expenses	81.49	35.09	12.01	(3.16)	125.43
EBITDA[1]	66.49	(1.71)	1.07	—	65.85
EBITDA as a % of Revenue	45%	N/A	8%	N/A	34%

	Fiscal year ended November 30, 2015
				Intercompany
(In millions $)	Franchise	Corporate	Processing	transactions	Total
Revenues	108.14	30.36	8.77	(2.07)	145.20
Expenses	58.56	29.05	8.98	(2.07)	94.52
EBITDA[1]	49.58	1.31	(0.21)	—	50.68
EBITDA as a % of Revenue	46%	4%	N/A	N/A	35%

1 EBITDA (income before income taxes, interest, depreciation and amortization) is not an earnings measure recognized by IFRS and therefore may not be comparable to similar measures presented by other companies. EBITDA is defined as operating revenues less operating expenses. See reconciliation of EBITDA to Income before taxes on page 13.

Total EBITDA for the year ended November 30, 2016 was $65.9 million, an increase of 30% compared to the same period last year. Canada contributed to 80% of total EBITDA while the USA/International operations contributed to 68% of the total increase. The increase in USA/International EBITDA is due to the acquisition of Kahala Brands Ltd. and BF Acquisition Holdings, LLC.

In Canada, EBITDA for the 2016 fiscal year improved by 10% compared to the same period last year. The franchising operations contributed $5.5 million to the increase. This is a result of higher recurring revenue streams, franchise fees and renewal fees realized during the period, as well as to lower operating expenses. The processing plant also contributed to 26% of this improvement, which is mainly attributable to the cancellation of some unprofitable contracts during 2015, which were replaced by profitable ones since. This was offset by a decrease in EBITDA of corporate operations which resulted from the sale of some profitable corporate stores in 2016 and 2015.

Net income

For the year ended November 30, 2016, net income attributable to owners increased by 109%, to $54.4 million or $2.73 per share ($2.73 per diluted share) compared to $26.0 million or $1.36 per share ($1.36 per diluted share) for the same period last year. The increase is mainly due to the acquisition of Kahala Brands Ltd. and BF Acquisition Holdings, LLC. as well as the growth in EBITDA mentioned above. During 2016, the Company also recorded non-recurring other income of $14.0 million, which had an after-tax impact of $13.2 million, and non-recurring foreign exchange gain of $3.2 million which further added to the increase in net income. Contributing to the year over year variance was also an impairment charge of $8.1 million that had been recorded in 2015. This income is described below.

Calculation of Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

	Period ended	Period ended
	November 30,	November 30,
	2016	2015
(in thousands of dollars)	(as restated)
Income before taxes	68,686	35,903
Depreciation – property, plant and equipment	2,065	1,535
Amortization – intangible assets	10,779	6,744
Interest on long-term debt	3,855	436
Foreign exchange gain	(3,198)	(64)
Interest income	(287)	(144)
Other income	(13,959)	—
Impairment charge on intangible assets and goodwill	—	8,093
Gain on disposal of property, plant and equipment and intangibles	(2,100)	(1,821)
EBITDA	65,841	50,682

Other income and charges

Interest on long-term debt increased from $0.4 million to $3.9 million during the 2016 fiscal year as a result of the interest on the new credit facilities related to the acquisition of Kahala Brands Ltd. and BF Acquisition Holdings, LLC.

In 2016, MTY also realized a $8.0 million gain on a foreign exchange derivative contract acquired prior to the acquisition of Kahala Brands Ltd. to protect the Company against variations in the value of the US dollar. This contract was terminated at the date of the closing of the transaction.

During 2016, the Company recorded a net unrealized foreign exchange gain of $3.2 million. The Company recorded a gain of $5.8 million which represents the gain on the loan with one of its foreign subsidiaries which was revalued at year-end. This was partially offset by the foreign exchange loss recorded on the conversion of monetary assets and liabilities.

The Company also recorded a $3.6 million realized gain on the Taco Time Canada deemed contract termination that occurred upon the acquisition of Kahala Brands Ltd. and a $2.3 million gain on the settlement of holdbacks.

Income taxes

The provision for income taxes as a percentage of income before taxes has decreased sharply compared to the same period last year despite a higher combined statutory rate that results from the increase in the proportion of income generated in the USA. This has been more than offset by the favorable taxation of capital gains, as well as by the utilization of previously unrecognized net capital losses that are used against the gain realized on that derivative contract.

Results of operations for the fourth quarter ended November 30, 2016

Revenue

During the fourth quarter of the 2016 fiscal year, the Company’s total revenue increased by 71% to reach $67.7 million. Revenues for the two segments of business are broken down as follows:

		November 30, 2016	November 30, 2015	Variation
Segment	Sub-division	($ million)	($ million)
		(as restated)		(as restated)
Canada	Franchise operation	28.5	28.6	(1)%
	Corporate stores	5.5	7.3	(25)%
	Food processing	3.5	2.6	37%
	Intercompany transactions	(1.7)	(1.0)	N/A
Total Canada		35.8	37.5	(4)%
USA &	Franchise operation	26.4	1.3	2060%
International	Corporate stores	5.6	0.7	633%
	Intercompany transactions	(0.1)	—	N/A
Total USA/International		31.9	2.0	1502%
Total operating revenues		67.7	39.5	71%

Canada revenue analysis:

As is shown in the table above, revenue from franchise locations in Canada declined by 1%. Several factors contributed to the variation, as listed below:

$ million
Revenues, fourth quarter of 2015	28.6
Decrease in recurring revenue streams	(0.3)
Increase in initial franchise fees, renewal fees and transfer fees	0.5
Decrease in turn key, sales of material to franchisees and rent revenues	(0.4)
Other non-material variations	0.1
Revenues, fourth quarter of 2016	28.5

During the three-month period, the Company recorded lower turnkey revenue than in the fourth quarter of 2015. This was offset by an increase in initial franchise fees and renewal fees and from the sale of Madisons new retail line of products.

Revenue from corporate owned locations decreased by 25%, to $5.5 million during the three-month period. The decrease is mainly due to the reduction in the number of corporate stores at the end of the year compared to the same period last year.

Food processing revenues increased by 37% during the fourth quarter of 2016, mainly because of an increase in the volumes related to new contracts obtained in the second half of the 2015 fiscal year.

USA/International revenue analysis:

During the three-month period, the Company benefitted from the impact of the acquisitions of Kahala Brands Ltd. and BF Acquisition Holdings, LLC, which occurred mid-way in the third quarter. This accounts for most of the increase in all revenue streams.

Cost of sales and other operating expenses

During the fourth quarter of 2016, operating expenses increased by 72% to $44.7 million, up from $26.0 million a year ago. Operating expenses for the two business segments were incurred as follows:

		November 30, 2016	November 30, 2015	Variation
Segment	Sub-division	($ million)	($ million)
		(as restated)		(as restated)
Canada	Franchise operation	12.5	16.2	(23)%
	Corporate stores	4.9	6.7	(27)%
	Food processing	3.2	2.7	20%
	Intercompany transactions	(0.7)	(1.0)	N/A
Total Canada		19.9	24.6	(19)%
USA &	Franchise operation	17.9	0.7	2509%
International	Corporate stores	8.0	0.7	1120%
	Intercompany transactions	(1.1)	—	N/A
Total USA/International		24.8	1.4	1755%
Total cost of sales and other operating expenses		44.7	26.0	72%

Canada cost of sales and other operating expenses analysis:

Expenses from franchise operations decreased by $3.7 million during the fourth quarter of 2016 compared to the same period last year. The decrease is mostly attributable to turnkey reductions which fluctuated in line with the turnkey revenues. The fourth quarter also saw a reduction in lease support costs and wages.

Expenses from the other segments fluctuated mostly as a function of factors explained in the Revenue section above.

USA/International cost of sales and other operating expenses analysis:

During the three-month period, the Company incurred additional operational costs associated with the acquisition of Kahala Brands Ltd. and BF Acquisition Holdings, LLC, which accounts for most of the variance in costs.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

	Three months ended November 30, 2016
		USA &
		International	Total
(In millions $)	Canada	(as restated)	(as restated)
Revenues	35.85	31.86	67.71
Expenses	19.86	24.88	44.74
EBITDA[1]	15.99	6.98	22.97
EBITDA as a % of Revenue	45%	22%	34%

	Three months ended November 30, 2015
		USA &
(In millions $)	Canada	International	Total
Revenues	37.49	1.99	39.48
Expenses	24.67	1.34	26.01
EBITDA[1]	12.82	0.65	13.47
EBITDA as a % of Revenue	34%	33%	34%

1 .EBITDA (income before income taxes, interest, depreciation and amortization) is not an earnings measure recognized by IFRS and therefore may not be comparable to similar measures presented by other companies. EBITDA is defined as operating revenues less operating expenses. See reconciliation of EBITDA to Income before taxes on page 17.

Below is a summary of performance segmented by product/service:

	Three months ended November 30, 2016
	Franchise			Intercompany	Total
(In millions $)	(as restated)	Corporate	Processing	transactions	(as restated)
Revenues	54.85	11.13	3.51	(1.78)	67.71
Expenses	30.36	12.97	3.19	(1.78)	44.74
EBITDA[1]	24.49	(1.84)	0.32	—	22.97
EBITDA as a % of Revenue	45%	N/A	9%	N/A	34%

	Three months ended November 30, 2015
				Intercompany
(In millions $)	Franchise	Corporate	Processing	transactions	Total
Revenues	29.77	8.05	2.56	(0.90)	39.48
Expenses	16.76	7.48	2.67	(0.90)	26.01
EBITDA[1]	13.01	0.57	(0.11)	—	13.47
EBITDA as a % of Revenue	44%	7%	N/A	N/A	34%

1 EBITDA (income before income taxes, interest, depreciation and amortization) is not an earnings measure recognized by IFRS and therefore may not be comparable to similar measures presented by other companies. EBITDA is defined as operating revenues less operating expenses. See reconciliation of EBITDA to Income before taxes on page 17.

Total EBITDA for the three-month period ended November 30, 2016 was $22.9 million, an increase of 70% compared to the same period last year. Canada contributed to 70% of total EBITDA. However, the USA/International operations contributed to 67% of the total increase. The increase in USA/International EBITDA is due to the acquisition of Kahala Brands Ltd. and BF Acquisition Holdings, LLC.

In Canada, EBITDA for the three-month period improved by 25% compared to the same period last year. The franchising operations contributed $3.6 million to the increase. This is partly a result of lower operating costs, higher franchise fees and renewal fees realized during the period and from the sale of Madisons new retail line of products. The processing plant EBITDA also improved significantly, which is mainly attributable to the cancellation of some unprofitable contracts during 2015, which were replaced by profitable ones since. This was offset by a decrease in EBITDA of corporate operations which resulted from the sale of some profitable corporate stores in 2016 and 2015.

Net income

For the three-month period ended November 30, 2016, net income attributable to owners increased to $21.6 million or $1.06 per share ($1.06 per diluted share) from $3.1 million or $0.16 per share ($0.16 per diluted share) compared to the same period last year. The increase is mainly due to the acquisition of Kahala Brands Ltd. and BF Acquisition Holdings, LLC. as well as the growth in EBITDA mentioned above. Also contributing to the year over year variance were non-recurring other income of $6.0 million recorded in the fourth quarter of 2016, and impairment charges of $7.9 million recorded in the fourth quarter of 2015. This income is described below.

Calculation of Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

	Quarter ended	Quarter ended
	November 30,	November 30,
	2016	2015
(in thousands of dollars)	(as restated)
Income before taxes	24,999	4,146
Depreciation – property, plant and equipment	846	397
Amortization – intangible assets	4,955	1,627
Interest on long-term debt	2,794	95
Foreign exchange gain	(3,927)	(91)
Interest income	(74)	(133)
Other income	(5,979)	—
Impairment charge on intangible assets and goodwill	—	7,893
Gain on disposal of property, plant and equipment and
intangibles	(652)	(459)
EBITDA	22,962	13,475

Other income and charges

Interest on long-term debt increased from $0.1 million to $2.8 million during the three-month period 2016 fiscal year as a result of the interest on the new credit facilities related to the acquisition of Kahala Brands Ltd. and BF Acquisition Holdings, LLC.

The Company also recorded a $3.6 million realized gain on the Taco Time Canada contract termination upon the acquisition of Kahala Brands Ltd. and a $2.3 million gain on the settlement of holdbacks.

During the three-month period, the Company also recorded an unrealized foreign exchange gain of $3.9 million. The Company recorded a gain of $5.8 million which represents the gain on the loan with one of its foreign subsidiaries which was revalued at year-end. This was partially offset by the foreign exchange loss recorded on the revolving credit facilities of $1.9 million.

Income taxes

The provision for income taxes as a percentage of income before taxes has decreased sharply compared to the same period last year. The slightly higher combined statutory resulting from the increased proportion of income generated done in the USA has been more than offset by the favorable taxation of certain non-recurring income items.

Contractual obligations and long-term debt

The obligations pertaining to the long-term debt and the minimum rentals for the leases that are not subleased are as follows:

For the period ending		Net lease	Total contractual
(In thousands $)	Long term debt(1)	commitments	obligations
12 months ending November 2017	16,693	10,291	26,984
12 months ending November 2018	16,233	8,515	24,748
12 months ending November 2019	154,683	7,027	161,710
12 months ending November 2020	72,270	6,133	78,403
12 months ending November 2021	8	5,254	5,262
Balance of commitments	31	12,977	13,008
	259,918	50,197	310,115

(1)	Amounts shown represent the total amount payable at maturity and are therefore undiscounted. For total commitments, please refer to the November 30, 2016 amended and restated consolidated financial statements

Long-term debt includes interest bearing term loans related to the acquisition of Kahala Brands Ltd. and BF Acquisition Holdings, LLC, non-interest-bearing holdbacks on acquisitions and non-interest bearing contract cancellation fees.

At the end of the year, the Company had drawn $165.0 million from the term credit facility and USD$53.8 million (CAD$72.3 million) from the revolving credit facility. Interest rates are variable for both of these credit facilities and are based on various financing instruments that have maturities from 1 to 180 days. Interest rates also depend on the Company’s debt-to-equity ratio, where a lower indebtedness results in more favorable terms.

For amounts drawn in US dollars, the Company has the option to pay interest based on US base rates (3.25% as at November 30, 2016), plus a margin not exceeding 2.25%, or based on LIBOR plus a margin not exceeding 3.25%. For amounts drawn in Canadian dollars, the Company has the option to pay interest based on the Canada Prime rate (2.70% as at November 30, 2016), as determined by the Toronto-Dominion Bank of Canada, plus a margin not exceeding 2.25% or based on Banker’s Acceptances, plus a margin not exceeding 3.25%.

Costs of $2.7 million have been incurred in relation to the new facilities. These costs have been capitalized into long-term debt and will be amortized using the effective interest method.

Liquidity and capital resources

As of November 30, 2016, the amount held in cash net of the line of credit totalled $36.3 million, an increase of $9.1 million since the end of the 2015 fiscal period.

During the year, the Company paid $9.3 million in dividends to its shareholders. This had no significant impact on the cash position of the Company as a result of strong cash flows generated by operations.

Cash flows generated by operating activities were $51.7 million during the year, compared to $51.2 million for the same period in 2015. Excluding the variation in non-cash working capital items, income taxes and interest paid, operations generated $64.5 million in cash flows, compared to $52.3 million in 2015, which represents an increase of 23% compared to the same period last year. The increase is mostly due to the increase in EBITDA detailed above.

As a result of the acquisition of Kahala Brands Ltd., MTY has replaced its existing line of credit of $40 million, by a $325 million credit facility, which is composed of a $175 million term loan and of a $150 million revolving facility. The term loan has a three-year term while the revolving facility has a four-year term.

The new facility has the following financial covenants:

•	The Debt-to-EBITDA ratio must be less than or equal to 4.00:1.00 until July 20, 2017, 3.50:1.00 from July 21 to July 20, 2018 and less than 3.00:1.00 thereafter.

•	The fixed charges coverage ratio must be at 1.25:1.00 at all times.

The credit agreement also contains various limitations on distributions and on the usage of the proceeds from the disposal of assets which are not expected to impact the Company during the term of the credit agreement.

Both the term loan and the revolving facility are repayable without penalty; minimum quarterly repayments on the term loan are $2.2 million, beginning November 30, 2016.

As at November 30, 2016, the company had borrowed $165 million from the term loan facility and $72.3 million (USD$53.8 million) from the revolving credit facility.

At year-end, the Company was in compliance with the covenants of the credit agreement.

In the short-term, Management will continue to open new locations that will be funded by new franchisees. MTY will continue its efforts to sell some of its existing corporate owned locations and will seek new opportunities to acquire other food service operations.

Financial position

Accounts receivable at the end of the period were at $36.1 million, compared to $18.7 million at the end of the 2015 fiscal period. The entire increase is due to the addition of the accounts receivable of Kahala Brands Ltd. and BF Acquisition Holdings, LLC, which represents a $17.2 million increase. Loans receivable also increased significantly during the year as a result of the acquisition of Kahala Brands Ltd. Loans receivable were $8.0 million at year end, $7.5 million higher than at November 30, 2015.

Prepaid expense and deposits increased to $7.9 million at year-end, up from $0.6 million at November 30, 2015. The increase is again fully related to the acquisition of Kahala Brands Ltd. The high value of the prepaid expense comes from early monthly rent payments.

Property, plant and equipment increased by $3.6 million and intangible assets increased by $422.1 million compared to prior year due both as a result of the Kahala Brands Ltd. and BF Acquisition Holdings, LLC, acquisitions. The Kahala Brands Ltd. acquisition represents an increase in franchise rights and trademark of $171.4 million and $230.0 million respectively while BF Acquisition Holdings, LLC, represents $3.1 million and $21.6 respectively.

Accounts payable increased to $48.8 million as at November 30, 2016, from $24.4 million as at November 30, 2015. Most of the increase is related to the acquisition of Kahala Brands Ltd. and BF Acquisition Holding, LLC.

Provisions, which are composed of litigation and dispute, closed store and gift card provisions, increased to $79.6 million as at November 30, 2016 from $3.5 million as at November 30, 2015. The bulk of the variation is caused by gift card provisions, which increased to $76.9 million from $1.3 million at November 30, 2015. Kahala’s gift card liability represents $73.4 million of the total gift card liability.

Deferred revenues consist of distribution rights which are earned on a consumption basis, deferred rent payment received and include initial franchise fees to be earned once substantially all of the initial services have been performed. The balance as at November 30, 2016 was $20.6 million, an increase of $14.9 million since November 30, 2015. The increase stems once again from the acquisition of Kahala Brands Ltd.

Long-term debt includes interest bearing term loans related to the acquisition of Kahala Brands Ltd., non-interest bearing holdbacks on acquisitions and non-interest bearing contract cancellation fees. During the year, the Company issued for $237.3 million in new long-term debt in the form of credit facilities related to the purchase of Kahala Brands Ltd. and BF Acquisition Holdings, LLC.

Further details on the above statement of financial position items can be found in the notes to the November 30, 2016 amended and restated consolidated financial statements.

Capital stock

On July 26, 2016, the Company issued 2,253,930 shares from treasury to the sellers of Kahala Brands Ltd., to bring the total shares outstanding at 21,374,497 common shares.

Location information

MTY’s locations can be found in: i) food courts and shopping malls; ii) street front; and iii) non-traditional format within petroleum retailers, convenience stores, cinemas, amusement parks, in other venues or retailer shared sites, hospitals, universities and airports. The non-traditional locations are typically smaller in size, require lower investment and generate lower revenue than the shopping malls, food courts and street front locations.

	Number of locations for the
	Fiscal year ended
	November 30,	November 30,
	2016	2015
Franchises, beginning of period	2,695	2,691
Corporate owned, beginning of period Canada	41	34
United States	2	2
Opened during the period	182	120
Closed during the period	(301)	(258)
Acquired during the period	3,062	149
Total end of period	5,681	2,738
Franchises, end of period	5,599	2,695
Corporate owned, end of period Canada	31	41
United States	51	2
Total end of period	5,681	2,738

On July 26, 2016, the Company completed the acquisition of Kahala Brands Ltd. and of its network of 2,879 stores. On October 5, 2016, the Company added 183 more stores with the acquisition of Baja Fresh Mexican Grill and La Salsa Fresh Mexican Grill. Those additions, which were primarily located in the United States, more than doubled the number of outlets in MTY’s network.

During 2016, the Company’s network added 182 new stores, compared to 120 a year earlier. Of the stores opened during the year, 43 came from the Kahala brands, 1 from Baja Fresh Mexican Grill and 138 from MTY’s pre-existing business.

Store closures during the year totaled 301 outlets compared to 258 a year earlier. Of the stores closed during the quarter, 59 came from the Kahala brands, 1 from Baja Fresh Mexican Grill and 241 came from MTY’s pre-existing business.

The average monthly sales for the stores closed since December 1, 2015 was approximately $17,400, while the average monthly sales of stores opened during the same period was approximately $27,200.

At the end of the period, the Company had 82 corporate stores, a net addition of 39 compared to the end of the 2015 fiscal year. This is mainly attributable to the acquisition of Kahala Bramds Ltd., which had 40 corporate stores at the closing of the transaction, as well as to the acquisition of Baja Fresh Mexican Grill and La Salsa Fresh Mexican Grill, which had 16 corporate stores at the closing of the transaction.

The chart below provides the breakdown of MTY’s locations and system sales by type:

	% of location count,		% of system sales
	November 30		Year ended November 30
Location type	2016	2015	2016	2015
Shopping mall & food court	24%	41%	36%	44%
Street front	47%	40%	50%	44%
Non-traditional format	29%	19%	14%	12%

The geographical breakdown of MTY’s locations and system sales consists of:

	% of location count,		% of system sales
	November 30		Year ended November 30
Geographical location	2016	2015	2016	2015
Ontario	18%	39%	22%	29%
Quebec & Maritimes	15%	33%	27%	37%
Western Canada	10%	20%	17%	24%
United States of America	48%	3%	27%	5%
International	9%	5%	7%	5%

The system sales information presented in the two tables above contains the sales of the Kahala network from July 26, 2016 to November 30, 2016. The proportions of sales realized in the different types of stores or in the different regions is expected to change materially once the system sales of Kahala are accounted for a full period.

System wide sales

During the twelve months ended November 30, 2016, MTY’s network generated $1,480.3 million in sales, an increase of 39% compared to 2015. The increase is distributed as follows:

Sales (millions of $)
Reported sales – 2015	1,065.6
Net increase in sales generated by concepts acquired during 2015	18.0
Net increase in sales generated by concepts acquired during 2016	395.1
Net increase resulting from stores opened in the last 24 months	48.5
Net decrease resulting from stores closed in the last 24 months	(46.9)
Impact of same store sales growth	(4.7)
Impact of foreign exchange variation	6.7
Retroactive adjustment to estimates of sales in 2015	(0.2)
Other non-material variations	(1.8)
Reported sales – 2016	1,480.3

For the fourth quarter of 2016, system sales totalled $531.4 million, compared to $274.7 million during the same period last year. The net impact of the acquisitions realized in the last two years accounted for more than the total increase, triggering a combined net increase in sales of $263.8 million during the fourth quarter.

System wide sales include sales for corporate and franchise locations and exclude sales realized by the distribution center or by the food processing plant.

During 2016, only Thai Express and Cold Stone Creamery represented more than 10% of the network’s system sales. During the fourth quarter, only Cold Stone Creamery represented more than 10% of system sales, with Thai Express being the network’s second largest concept and Taco Time third.

Same store sales

During the three months ended November 30, 2016, same store sales declined by 1.2% over the same period last year. For the year, same stores sales have declined by 0.4%.

Sales in Ontario and British Columbia were again strong during the fourth quarter, while Alberta and Saskatchewan continued to experience significant headwinds owing to the continued difficult economic conditions prevailing in those two provinces. The results of the fourth quarter were in line with those of the first three quarters for those provinces.

The stores acquired in the Kahala Brands Ltd. transaction, which are excluded from the consolidated numbers above, have generated a positive growth of 1.0% in the fourth quarter, mainly driven by the strong performance of Cold Stone Creamery.

For 2017, management expects competition to intensify further both from a price and an offering point of view. Volatility in the price of commodities and currencies has a very material impact on employment rates and disposable income for MTY’s customers, resulting in uncertainty with respect to the future.

The following table shows quarterly information on same-stores sales growth for the last 13 quarters:

Stock options

During the period, no options were granted or exercised. As at November 30, 2016 there were no options outstanding.

Subsequent Events

On December 9, 2016, the Company announced that it had completed the acquisition of 60% of the assets of La Diperie for a purchase price of $0.9 million, satisfied by the payment of $0.8 million cash. At closing, La Diperie operated 5 stores in Canada.

On January 17, 2017, the Company approved a quarterly dividend of $0.115 per common share. Dividends were paid on February 15, 2017 and amounted to $2.5 million.

On February 1, 2017, the Company sold its exclusive Canadian master franchise rights of Yogen Früz for an amount of $0.8 million.

On April 12, 2017, the Company granted 200,000 options, the fair value of the options of the stock options granted was $14.69 per option.These options have a service condition in order to vest and excluding the first year, will vest pro-rata over the service period. These options will expire on April 11, 2027

On April 17, 2017, the Company approved a quarterly dividend of $0.115 per common share. Dividends were paid on May 15, 2017 and amounted to $2.5 million.

On April 19, 2017, the Company acquired the remaining non-controlling shareholder interest in 7687567 Canada Inc. (Lucky 8) for a non-material cash consideration.

On May 8, 2017, the Company announced that it had completed the acquisition of the assets of Steak Frites St-Paul and Giorgio Ristorante for an amount of $0.4 million, of which $0.3 million was paid from cash on hand. At closing, six Giorgio Ristorante and nine Steak Frites were in operation. All locations are located in Canada.

On June 9, 2017, the Company announced it had completed the acquisition of the assets of The Works Gourmet Burger Bistro. The purchase price was $8.2 million of which $7.1 million was settled in cash. At closing, there were 27 locations in operation, all of them located in Canada.

On June 16, 2017, the Company announced it had completed the acquisition of 80% of the assets of Houston

Avenue Bar (“Houston”) & Grill and Industria Pizzeria + Bar (“Industria”). The total purchase price was $21.0 million of which $12.8 million was settled in cash. At closing nine Houston and three Industria were in operation. All locations are located in Canada.

On July 17, 2017, the Company approved a quarterly dividend of $0.115 per common share. Dividends were paid on August 15, 2017 and amounted to $2.5 million.

On August 29, 2017, the Company modified its existing credit facilities payable to a syndicate of lenders. The modification resulted in an increase to the revolving credit facility which now has an authorized amount of $305 million, (November 30, 2016 - $150 million) and the cancellation of the existing term loan of $154.7 million (November 30, 2016 $165 million). Transaction costs of $0.5 million were incurred and will be deferred and amortized over the remaining 4 years of the life of the revolver

As at August 31, 2017, two loans receivable notes from multiple unit holders that existed as of November 30, 2016 and their respective accounts receivable became impaired, amounting to $ 1.6 million.

On September 29, 2017, the Company completed its acquisition of the assets of Dagwoods Sandwiches and Salads (“Dagwoods”) for a total consideration of $3.0 million of which $2.6 million was paid on closing in cash with cash on hand and the remainder retained as a holdback on the transaction. Dagwoods currently operates 22 Canadian locations.

On October 17, 2017, the Company approved a quarterly dividend of $0.115 per common share. Dividends were paid on November 15, 2017 and amounted to $2,458.

On December 1, 2017, the Company completed its acquisition of all of the limited liability company interests in CB Franchise Systems, LLC ("The Counter"), Built Franchise Systems, LLC ("Built”) for a total consideration of $33 million (US$ 24.6 million) of which $30 million $(US$ 22.3 million) was settled in cash and the remainder retained as a holdback on the transaction.

Seasonality

Results of operations for any interim period are not necessarily indicative of the results of operations for the full year. The Company expects that seasonality will be a material factor in the quarterly variation of its results. System sales fluctuate seasonally. During January and February sales are historically lower than average due to weather conditions. Sales are historically above average during May to August; given the addition of Cold Stone Creamery, which is now MTY’s largest concept and which is also extremely seasonal, this pattern is expected to be more important in the future. This is generally as a result of higher traffic in the street front locations, higher sales from seasonal locations only operating during the summer months and higher sales from shopping centre locations. Sales for shopping mall locations are also higher than average in December during the Christmas shopping period.

Contingent liabilities

The Company is involved in legal claims associated with its current business activities, the outcome of which is not determinable. Management believes that these legal claims will have no significant impact on the financial statements of the Company.

Guarantee

The Company has provided a guarantee in the form of a letter of credit for an amount of $1,846 (November 30, 2015 - $66).

Risks and uncertainties

Despite the fact that the Company has various numbers of concepts, diversified in type of locations and geographics across Canada and the United States, the performance of the Company is also influenced by changes in demographic trends, traffic patterns, occupancy level of malls and office towers and the type, number, and location of competing restaurants. In addition, factors such as innovation, increased food costs, labour and benefits costs, occupancy costs and the availability of experienced management and hourly employees may adversely affect the Company. Changing consumer preferences and discretionary spending patterns could oblige the Company to modify or discontinue concepts and/or menus and could result in a reduction of revenue and operating income. Even if the Company was able to compete successfully with other restaurant companies with similar concepts, it may be forced to make changes in one or more of its concepts in order to respond to changes in consumer tastes or dining patterns. If the Company changes a concept, it may lose additional customers who do not prefer the new concept and menu, and it may not be able to attract a sufficient new customer base to produce the revenue needed to make the concept profitable. Similarly, the Company may have different or additional competitors for its intended customers as a result of such a concept change and may not be able to successfully compete against such competitors. The Company's success also depends on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce customer traffic or impose practical limits on pricing, either of which could reduce revenue and operating income.

The growth of MTY is dependent on maintaining the current franchise system which is subject to the renewal of existing leases at sustainable rates, MTY’s ability to continue to expand by obtaining acceptable store sites and lease terms, obtaining qualified franchisees, increasing comparable store sales and completing acquisitions. The time, energy and resources involved in the integration of the acquired businesses into the MTY system and culture could also have an impact on MTY’s results.

Off-balance sheet arrangement

MTY has no off-balance sheet arrangements.

Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. Details of transactions between the Company and other related parties are disclosed below.

Compensation of key management personnel

The remuneration of key management personnel and directors during the periods was as follows:

	2016	2015
	$	$
Short-term benefits	1,011	842
Board member fees	51	42
Total remuneration of key management personnel	1,062	884

Key management personnel is composed of the Company’s CEO, COO, CFO as well as the COO of the US operations. The remuneration of directors and key executives is determined by the Board of directors having regard to the performance of individuals and market trends.

Given its widely held share base, the Company does not have an ultimate controlling party; its most important shareholder is its CEO, who controls 23% of the outstanding shares.

The Company also pays employment benefits to individuals related to members of the key management personnel described above. Their total remuneration was as follows:

	2016	2015
	$	$
Short-term benefits	598	394
Total remuneration of individuals related to key management personnel	598	394

Future accounting changes

A number of new standards, interpretations and amendments to existing standards were issued by the International Accounting Standard Board (“IASB”) that are not yet effective for the period ended November 30, 2016, and have not been applied in preparing these amended and restated consolidated financial statements.

The following standards may have a material impact on the consolidated financial statements of the Company:

Standard	Issue date	Effective date (1)	Impact
IFRS 9 Financial Instruments	July 2014	January 1, 2018	In assessment
IFRS 15 Revenue from contracts with customers	May 2014	January 1, 2018	In assessment
IFRS 16 Leases	January 2016	January 1, 2019	In assessment
IAS1 Presentation of financial statements	December 2014	January 1, 2016	In assessment
IAS 12 Income taxes	January 2016	January 1, 2017	In assessment
IAS 7 Statement of cash flows	January 2016	January 1, 2017	In assessment

(1) Applicable to fiscal years beginning on or after this date

IFRS 9 replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement. The Standard includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The IASB completed its project to replace IAS 39 in phases, adding to the standard as it completed each phase. The version of IFRS 9 issued in 2014 supersedes all previous versions; however, for a limited period, previous versions of IFRS 9 may be adopted early if not already done so provided the relevant date of initial application is before February 1, 2015. IFRS 9 does not replace the requirement for portfolio fair value hedge accounting for interest risk since this phase of the project was separated from IFRS project due to the longer-term nature of the macro hedging project which is currently at the discussion paper phase of the due process. Consequently, the exception in IAS 39 for fair value hedge of an interest rate exposure of a portfolio of financial assets or financial liabilities continues to apply.

IFRS 15 replaces the following standards: IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue – Barter Transactions Involving Advertising Services. This new standard sets out the requirements for recognizing and disclosing revenue that apply to all contracts with customers.

On January 13, 2016, the IASB issued IFRS 16 that provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors. It supersedes IAS 17 Leases and its associated interpretive guidance. Significant changes were made to lessee accounting with the distinction between operating and finance leases removed and assets and liabilities recognized in respect of all leases (subject to limited exceptions for short-term leases and leases of low value assets). In contrast, IFRS 16 does not include significant changes to the requirements for lessors. IFRS 16 is effective January 1, 2019 with earlier application permitted for companies that have also adopted IFRS 15, Revenue from Contracts with Customers.

IAS 1 provides further clarification and amendments on note disclosure requirements.

IAS 12 provides further clarification with regards to the recognition of deferred tax assets for unrealized losses.

The IASB amended IAS 7 as part of its initiative regarding the disclosure requirements on financing activities in the statement of cash flows. The Company does not foresee any material impact on the disclosure currently presented as a result of this amendment.

The Company is in the process of assessing the impact of these standards on its consolidated financial statements. Although the extent of the impact has not yet been determined, the Company expects that the adoption of IFRS 15 and IFRS 16 will result in material changes to its consolidated statement of income and consolidated statement of financial position.

Economic environment risk

The business of the Company is dependent upon numerous aspects of a healthy general economic environment, from strong consumer spending to provide sales revenue, to available credit to finance the franchisees and the Company. In light of recent upheaval in economic, credit and capital markets, the Company’s performance and market price may be adversely affected. The Company’s current planning assumptions forecast that the quick service restaurant industry will be impacted by the current economic recession in the provinces in which it operates. However, management is of the opinion that the current economic situation will not have a major impact on the Company due to the following reasons: 1) the Company has strong cash flows; 2) quick service restaurants represent an affordable dining out option for consumers in an economic slowdown.

Financial instruments and financial risk exposure

In the normal course of business, the Company uses various financial instruments which by their nature involve risk, including market risk and the credit risk of non-performance by counterparties. These financial instruments are subject to normal credit standards, financial controls, risk management as well as monitoring procedures.

The classification, carrying value and fair value of financial instruments are as follows:

As at November 30, 2016 (restated)

	Loans and	Other financial	Total carrying	Fair
	receivables	liabilities at	Value	value
		amortized cost
	$	$	$	$
Financial assets
Cash	36,260	-	36,260	36,260
Accounts receivable	36,106	-	36,106	36,106
Loans receivable	8,004	-	8,004	8,004
Deposits	1,587	-	1,587	1,587
	81,957	-	81,957	81,957
Financial liabilities
Accounts payable and accrued liabilities	-	48,808	48,808	48,808
Long-term debt ¹	-	252,677	252,677	252,677
	-	301,485	301,485	301,485

As at November 30, 2015

	Loans and	Other financial	Total carrying	Fair
	receivables	liabilities at	Value	value
		amortized cost
	$	$	$	$
Financial assets
Cash	33,417	-	33,417	33,417
Accounts receivable	18,734	-	18,734	18,734
Loans receivable	457	-	457	457
Deposits	242	-	242	242
	52,850	-	52,850	52,850
Financial liabilities
Line of credit	-	6,300	6,300	6,300
Accounts payable and accrued liabilities	-	24,361	24,361	24,361
Long-term debt ¹	-	7,956	7,956	7,956
	-	38,617	38,617	38,617

¹ Includes the current portion of long-term debt.

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is established based on market information available at the date of the consolidated statement of financial position. In the absence of an active market for a financial instrument, the Company uses the valuation methods described below to determine the fair value of the instrument. To make the assumptions required by certain valuation models, the Company relies mainly on external, readily observable market inputs. Assumptions or inputs that are not based on observable market data are used in the absence of external data. These assumptions or factors represent management’s best estimates of the assumptions or factors that would be used by market participants for these instruments. The credit risk of the counterparty and the Company’s own credit risk have been taken into account in estimating the fair value of all financial assets and financial liabilities, including derivatives.

The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

Cash, accounts receivable, accounts payable and accrued liabilities – The carrying amounts approximate fair values due to the short maturity of these financial instruments.

Loans receivable – The loans receivable generally bear interest at market rates and therefore it is management’s opinion that the carrying value approximates the fair value.

Long-term debt – The fair value of long-term debt is determined using the present value of future cash flows under current financing agreements based on the Company’s current estimated borrowing rate for a similar debt.

Risk management policies

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at November 30, 2016.

Credit risk

The Company’s credit risk is primarily attributable to its trade receivables. The amounts disclosed in the amended and restated consolidated statement of financial position are net of allowances for bad debts, estimated by the Company’s management based on past experience and counterparty specific circumstances.

The Company believes that the credit risk of accounts receivable is limited for the following reasons:

‒	Other than receivables from international locations, the Company’s broad client base is spread mostly across Canada and USA, which limits the concentration of credit risk.

‒	The Company accounts for a specific bad debt provision when management considers that the expected recovery is less than the actual account receivable.

The credit risk on cash is limited because the Company invests its excess liquidity in high quality financial instruments and with credit-worthy counterparties.

The credit risk on the loans receivable is similar to that of accounts receivable. There is currently an allowance for doubtful accounts recorded for loans receivable of $906 (2015 - $11).

Foreign exchange risk

Foreign exchange risk is the Company’s exposure to decreases or increases in financial instrument values caused by fluctuations in exchange rates. The Company’s exposure to foreign exchange risk mainly comes from sales denominated in foreign currencies. The Company’s USA and foreign operations use the U.S. dollar (USD) as functional currency. The Company’s exposure to foreign exchange risk stems mainly from cash, accounts receivable, long-term debt denominated in U.S. dollars, other working capital items and financial obligations from its USA operations.

Fluctuations in USD exchange rate are deemed to have minimal risk as they are mostly offset by the stand-alone operations of the Company’s US entities.

As of November 30, 2016, the Company carried US$ cash of C$27,277, net accounts receivable of C$18,166 and net accounts payable of C$93,184 (C$1,511, C$874 and C$954 as at November 30, 2015). The Company also has a US revolving credit facility of C$72,255 and US long-term debt of C$16,832 including the holdback on the Kahala Brands Ltd. acquisition and a portion of the holdback payable included in income tax payable of C$12,079. All other factors being equal, a reasonable possible 1% rise in foreign currency exchange rates per Canadian dollar would result in a change on profit or loss or other comprehensive income of $1,489 (2015 - $15) Canadian dollars.

Total US net income represents C$5,905. A 1% change to foreign exchange would represent a gain or loss to the Company of C$59.

On June 22, 2016, the Company entered into International Swaps & Derivatives Association, Inc. (“ISDA”) enforceable agreement for an amount of US$200,000 convertible at an exchange rate of 1.281. The agreement end date was July 25, 2016. At the end date, a gain of $7,980 was realized as a result of favourable foreign exchange variances.

Interest rate risk

Interest rate risk is the Company’s exposure to increases and decreases in financial instrument values caused by the fluctuation in interest rates. The Company is exposed to cash flow risk due to the interest rate fluctuation in its floating-rate interest-bearing financial obligations.

Furthermore, upon refinancing of a borrowing, depending on the availability of funds in the market and lender perception of the Company’s risk, the margin that is added to the reference rate, such as LIBOR or prime rates, could vary and thereby directly influence the interest rate payable by the Company.

Long-term debt stems mainly from acquisitions of long-term assets and business combinations. The Company is exposed to interest rate risk with its revolving credit facility and term credit facility which were used to finance the Company’s acquisitions. Both facilities bear interest at a variable rate and as such the interest burden could change materially. $237,255 (2015 - $6,300) of the credit facilities were used as at November 30, 2016. A 100 basis points increase in the bank’s prime rate would result in additional interest of $2,373 per annum (2015 - $63) on the outstanding credit facility.

Liquidity risk

Liquidity risk refers to the possibility of the Company not being able to meet its financial obligations when they become due. The Company has contractual and fiscal obligations as well as financial liabilities and is therefore exposed to liquidity risk. Such risk can result, for example, from a market disruption or a lack of liquidity. The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

As at November 30, 2016, the Company had authorized revolving credit facilities for which the available amount may not exceed, respectively, $165,000 and $150,000 to ensure that sufficient funds are available to meet its financial requirements. The terms and conditions related to these revolving credit facilities are described in Note 14 of the amended and restated consolidated financial statement as at November 30, 2016.

The following are the contractual maturities of financial liabilities as at November 30, 2016:

	Carrying	Contractual	0 to 6	6 to 12	12 to 24
	amount	cash flows	months	months	months	thereafter
	$	$	$	$	$	$
Accounts payable and accrued liabilities	48,808	48,808	48,808	—	—	—
Long-term debt	252,677	259,918	5,144	11,549	16,233	226,992
Interest on long-term debt (1)	n/a	20,923	3,658	3,589	6,971	6,705
	301,485	329,649	57,610	15,138	23,204	233,697

(1) When future interest cash flows are variable, they are calculated using the interest rates prevailing at the end of the reporting period.

Outlook

It is Management’s opinion that the trend in the quick service restaurants industry will continue to grow in response to the demand from busy and on-the-go consumers.

In the very short term, management’s primary focus will be on producing positive same store sales by generating more innovation, focusing on the quality of customer service in each of its outlets and maximizing the value offered to its customers.

Management will also focus on the integration of the recently acquired Kahala Brands Ltd. and BF Acquisition Holdings, LLC. Following the closing of those acquisitions, MTY is well-positioned to expand in Canada and in the United States, including growing its existing Canadian brands into the United States.

The quick service restaurant industry will remain challenging in the future, and management believes that the focus on the food offering, consistency and store design will give MTY’s restaurants a stronger position to face challenges. Given this difficult competitive context in which more restaurants compete for a finite amount of consumer dollars, each concept needs to preserve and improve the relevance of its offer to consumers.

Management will maintain its focus on maximizing shareholder value by adding new locations of its existing concepts and remains committed to seek potential acquisitions to increase its market share.

Controls and Procedures

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with the securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

The Company’s Chief Executive Officer and the Chief Financial Officer have concluded that the design of the disclosure controls and procedures (“DC&P”) as at November 30, 2016 provide reasonable assurance that significant information relevant to the Company, including that of its subsidiaries, is reported to them during the preparation of disclosure documents.

Internal controls over financial reporting

The Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Chief Executive Officer and the Chief Financial Officer, have concluded that the Company’s internal controls over financial reporting were not effective as of November 30, 2016 because of a material weakness in the Company’s internal control over financial reporting, which led the to the amendment and restatement of its consolidated financial statements for the year ending November 30, 2016.

The material weakness identified in the Company’s internal controls over financial reporting as at November 30, 2016 was affecting a control surrounding accounting for non-routine, complex transactions. The Company’s review process allowed errors in the fair valuation of gift cards to go undetected, resulting in a in material misstatement of certain revenue and expense items subsequent to the transaction.

Management has commenced a remediation plan to address this material weakness identified in our internal controls over financial reporting. Its remediation plan includes new review procedures surrounding complex transactions and evaluations done by third party specialists to be reviewed by a newly hired financial reporting specialist.

No assurance can be provided at this time, whether or not these remediation efforts will effectively remediate the material weakness described above or prevent the incidence of other material weaknesses in the Company’s internal controls over financial reporting.

Notwithstanding this material weakness, the Chief Executive Officer and the Chief Financial Officer, together with Management have concluded the amended and restated financial statements included in this report present in all material respects its financial position, results of operations, capital position and cash flows for the periods presented in accordance with IFRS.

The Chief Executive Officer and the Chief Financial Officer, together with Management, have concluded after having conducted an evaluation and to the best of their knowledge that, as at December 8, 2017, no change in the Company’s internal controls over financial reporting occurred that could have materially affected or is reasonably likely to materially affect the Company’s internal controls over financial reporting.

Limitations of Controls and Procedures

Management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Limitation on scope of design

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures and internal controls over financial reporting of the recently acquired operations of Kahala Brands Ltd. (acquired July 25, 2016) and BF Acquisition Holdings, LLC (acquired October 5, 2016). The operations respectively represent 71% and 5% of the Company’s assets (43% and 8% of current assets, 74% and 5% of non-current assets);

they also represent 69% and 3% of current liabilities and 27% and 0% of long-term liabilities, 33% and 1% of the Company’s revenues and 12% and 3% of the Company’s net earnings for the fiscal year November 30, 2016. The period has ended as at December 8, 2017.

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures and internal controls over financial reporting of certain special purpose entities (“SPEs”) on which the Company has the ability to exercise de facto control and which have as a result been consolidated in the Company’s consolidated financial statements. For the fiscal year ended November 30, 2016, these SPEs represent 0% of the Company’s current assets, 0% of its non-current assets, 0% of the Company’s current liabilities, 0% of long-term liabilities, 3% of the Company’s revenues and 0% of the Company’s net earnings.

“Stanley Ma”

Stanley Ma, Chief Executive Officer

“Eric Lefebvre”

Eric Lefebvre, CPA, CA, MBA Chief Financial Officer